Exhibit 99.1

PUYI INC. ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE FIRST HALF OF THE FISCAL YEAR 2022

GUANGZHOU, China, March 28, 2022 (GLOBE NEWSWIRE) -- Puyi Inc. (“Puyi”, “we” or the “Company”) (NASDAQ: PUYI), a leading third-party wealth management service provider in China focusing on affluent and emerging middle class population, today announced its unaudited financial results for the first half of its fiscal year 2022 from July 1, 2021 to December 31, 2021 (“reporting period”).

FINANCIAL HIGHLIGHTS FOR THE FIRST HALF OF THE FISCAL YEAR 2022

●	Net revenues increased by 21.5% to RMB101.5 million (US$15.9 million) from RMB83.5 million for the same period of the fiscal year 2021; and

●	Net loss and net loss attributable to Puyi’s shareholders were RMB39.2 million (US$6.2 million), while Puyi recognized net loss of RMB13.4 million and net loss attributable to Puyi’s shareholders of RMB13.7 million for the same period of the fiscal year 2021, respectively.

Mr. Yong Ren, Chief Executive Officer of Puyi, commented,

“During the first half of the fiscal year 2022, the COVID-19 pandemic kept spreading globally, and the growth of China’s GDP was also lowering its speed. Under the influence of all those unfavorable circumstances, we still had an overall growth during this reporting period. During the first half of the fiscal year 2022, we generated total revenue of RMB101.5 million, increasing by 21.5% as compared to the same period of the fiscal year 2021, of which, the revenue generated from the sales of publicly raised fund products increased by 5.3%, and the revenue generated from the sales of privately raised fund products increased by 91.6%. As of December 31, 2021, the outstanding ending balance of publicly raised fund products amounted to RMB8.7 billion, increasing by 48.1% from RMB5.9 billion as of December 31, 2020. Meanwhile, as of December 31, 2021, the number of active clients for our publicly raised fund products was 383,000, increasing by 21.6% from 315,000 as of December 31, 2020. In the first half of the fiscal year 2022, the growth of the outstanding ending balance of our publicly raised fund products outpaced the growth of the number of active clients for our publicly raised fund products, and the outstanding ending balance of our publicly raised fund products per client continued to increase, demonstrating the snowball effect brought by the automatic investment on a dollar-cost averaging basis management system highly-recommended by the Company. Among our publicly raised fund products, portfolios of publicly raised fund products, which select diversified publicly raised fund products into various portfolios to cater for the different risk appetites of our clients, are our core products. Particularly, as of December 31, 2021, the outstanding ending balance of our portfolios of publicly raised fund products amounted to RMB7.2 billion, accounting for 83.1% of the total outstanding ending balance of our publicly raised fund products as of the same date, and the number of active clients for our portfolios of publicly raised fund products was 336,000 as of December 31, 2021, accounting for 87.7% of the total number of active clients for our publicly raised fund products as of the same date. In the first half of the fiscal year 2022, the transaction value of privately raised fund products, all of which were privately raised securities investment fund products, was RMB 882.6 million, increasing by 69.7% as compared to the same period of the fiscal year 2021, demonstrating our efforts in cross-selling privately raised fund products to clients of our publicly raised fund products.

Our vision is “Making Every Family in China Has Its Own Financial Asset Allocation Advisors”, which can be achieved by a large group of our professional financial advisors and seed clients, by leveraging the Company’s powerful asset allocation platform to effectively extend their personal service capabilities. For the first half of the fiscal year 2022, our target was to strengthen our capabilities of family financial assets allocation. To achieve this target, on the one hand, we continued to optimize our recruitment system, training system and operation system for professional financial advisors, to facilitate the expansion of our financial advisor team and to further grow our business. Meanwhile, we assessed and optimized our geographical focus from time to time to ensure our sustainable development. On the other hand, we also accelerated the selection, classification and training process of our seed clients, resulting in the increase of the number of active clients per seed client from 7.7 as of December 31, 2020 to 12.3 as of December 31, 2021.

Based on the strong demand from mass affluent families in China for wealth preservation and appreciation, inheritance and related ancillary services, we launched family office services in the fiscal year 2021. During the first half of the fiscal year 2022, we have established cooperation with trust companies, insurance companies and education service providers, initially completed the set-up of our professional services and operation systems for insurance premium trusts/family trusts, overseas education and tax services for mass affluent families, and have started providing the relevant full-cycle services. We believe that family office services will become another growth driver for our future wealth management service business.

We are always mindful of the benevolence mission of finance. As we develop our business, we are always dedicated to our social responsibility. In October 2021, we visited various schools in Ganzi Tibetan Autonomous Region in Sichuan Province to provide thickened cotton clothes and school supplies to students and teachers, hoping that at the altitude of 4,520 meters they would nonetheless feel the warmth from us.

The pandemic will eventually dissipate, and the world economy will eventually regain its growth. We will continue to do the hard but right thing, and to be a friend of time despite of short-term hardships. The Company’s management team will always strive to create greater value for our clients, shareholders and employees.”

FINANCIAL RESULTS FOR THE FIRST HALF OF THE FISCAL YEAR 2022

Net revenues

Net revenues for the first half of the fiscal year 2022 were RMB101.5 million (US$15.9 million), representing a 21.5% increase from RMB83.5 million for the same period of the fiscal year 2021.

●	Net revenues generated from our wealth management services for the first half of the fiscal year 2022 were RMB94.2 million (US$14.8 million), representing a 28.8% increase from RMB73.2 million for the same period of the fiscal year 2021. In particular,

o

Net revenues generated from distribution of privately raised fund products for the first half of the fiscal year 2022 were RMB38.8 million (US$6.1 million), representing a 91.6% increase from RMB20.2 million for the same period of the fiscal year 2021. The increase was primarily due to (i) the increase in transaction value of privately raised fund products; and (ii) performance-based fees of RMB3.0 million recognized in the first half of the fiscal year 2022, as compared to nil in the first half of the fiscal year 2021;

o	Net revenues generated from distribution of publicly raised fund products for the first half of the fiscal year 2022 were RMB55.5 million (US$8.7 million), representing a 5.3% increase from RMB52.7million for the same period of the fiscal year 2021. The increase was primarily due to an increase in management fee from the outstanding daily balance of publicly raised fund products; and

o	Net revenues generated from distribution of other financial products for the first half of the fiscal year 2022 were nil, compared to RMB299,000 for the same period of the fiscal year 2021. The decrease was primarily because we focused on the distribution of fund products and ceased to offer new exchange administered products since October 2019, and we had no existing exchange administered products for this reporting period.

●	Net revenues generated from our asset management services for the first half of the fiscal year 2022 were RMB3.7 million (US$0.6 million), representing a 64.2% decrease from RMB10.3 million for the same period of the fiscal year 2021. The decrease was primarily due to a 74.3% decrease in performance-based fees generated by our actively managed fund of funds to RMB1.8 million (US$0.3 million) for the first half of the fiscal year 2022, from RMB6.9 million for the same period of the fiscal year 2021.

●	Net revenues generated from our other services for the first half of the fiscal year 2022 were RMB3.5 million (US$0.6 million), and there was no other services revenue for the same period of the fiscal year 2021. Other services revenues of the fiscal year 2022 were primarily service fees from marketing services for an insurance agency, which is a related party.

Operating costs and expenses

Operating costs and expenses for the first half of the fiscal year 2022 were RMB149.9 million (US$23.5 million), representing a 32.7% increase from RMB112.9 million for the same period of the fiscal year 2021. In particular,

●	Cost of sales for the first half of the fiscal year 2022 were RMB22.1 million (US$3.5 million) and remained stable comparing to RMB22.1 million for the same period of the fiscal year 2021, which was primarily a combined effect of an increase in commission expenses as a result of the increase in the distribution of privately raised fund products and a decrease in commission expenses as a result of the decrease in the distribution of publicly raised fund products;

●	Selling expenses for the first half of the fiscal year 2022 were RMB77.1 million (US$12.1 million), representing a 47.3% increase from RMB52.3 million for the same period of the fiscal year 2021. This increase was due to (i) an increase in the scale of in-house financial advisors; and (ii) an increase in rental expenses as a result of branch offices expansion; and

●	General and administrative expenses for the first half of the fiscal year 2022 were RMB50.8 million (US$8.0 million), representing a 31.8% increase from RMB38.5 million for the same period of the fiscal year 2021. The increase was primarily due to (i) an increase in the salary level and scale of staffs; and (ii) an increase in rental expenses.

Investment Income

Our investment income for the first half of the fiscal year 2022 was nil, compared to RMB1.9 million for the same period of the fiscal year 2021. Investment income for the same period of the fiscal year 2021 was mainly due to investment income from the disposal of our subsidiary.

Interest Income

Interest income for the first half of the fiscal year 2022 was RMB4.1 million (US$0.6 million), representing a 34.3% decrease from RMB6.2 million for the same period of the fiscal year 2021. The decrease was primarily because the principal amount of a short-term loan to an unrelated third party decreased to RMB30.0 million in the fiscal year 2022 from RMB50.0 million in the fiscal year 2021. Both loans had been fully repaid as of December 31, 2021.

Other Income

Other income for the first half of the fiscal year 2022 was RMB1.7 million (US$0.3 million), representing a 62.7% decrease from RMB4.5 million for the same period of the fiscal year 2021. The decrease was primarily due to a decrease in government grants.

Income Tax Benefit

We recognized income tax benefit of RMB3.4 million (US$0.5 million) for the first half of the fiscal year 2022 due to deferred tax assets generated from net loss, while we recognized income tax benefit of RMB3.4 million for the same period of the fiscal year 2021.

Net Loss

We recognized a net loss of RMB39.2 million (US$6.2 million) for first half of the fiscal year 2022, while we recognized a net loss of RMB13.4 million for the same period of the fiscal year 2021.

Net Loss Attributable to Puyi’s Shareholders

We recognized net loss attributable to Puyi’s shareholders of RMB39.2 million (US$6.2 million) for the first half of the fiscal year 2022, while we recognized net loss of RMB13.7 million for the same period of the fiscal year 2021.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS for the first half of the fiscal year 2022 was RMB0.651 (US$0.102) and RMB0.651 (US$0.102), respectively. We recognized basis and diluted loss per ADS of RMB0.227 and RMB0.227, respectively, for the same period of the fiscal year 2021.

Cash, Cash Equivalents and Restricted Cash

As of December 31, 2021, we had cash, cash equivalents and restricted cash of RMB315.0 million (US$49.4 million), which decreased slightly from RMB332.8 million as of June 30, 2021.

OPERATING DATA FOR THE FIRST HALF OF THE FISCAL YEAR 2022

Wealth Management Services

For the first half of fiscal year 2022, the total transaction value of publicly raised fund products was RMB6.3 billion (US$1.0 billion), representing a 9.0% period-on-period decrease from RMB7.0 billion.

For the first half of fiscal year 2022, the total transaction value of privately raised fund products was RMB0.9 billion (US$0.1 billion), representing a 69.7% period-on-period increase from RMB0.5 billion.

Asset Management Services

For the first half of fiscal year 2022, the newly-raised capital of our actively managed fund of funds totaled RMB0.3 billion (US$50.5 million). As of December 31, 2021, the net asset value of our existing actively managed fund of funds totaled RMB1.1 billion (US$0.2 billion), which was basically consistent with RMB1.1 billion as of June 30, 2021.

CONFERENCE CALL

Senior management will host a bilingual conference call in English and Chinese to discuss the Company’s unaudited financial results and business development for the first half of the fiscal year 2022 ended December 31, 2021.

Details for the conference call are as follows:

Date/Time:	Monday, March 28, 2022 at 9:00 PM U.S. Eastern Daylight Time
(Tuesday, March 29, 2022 at 9:00 AM Beijing/Hong Kong Time)

Conference Title: Puyi Inc. Six Months Ended December 31, 2021 Earnings Call

Conference ID #: 4446718

The conference call will be a Direct Event call, which requires online registration in advance. Please use the link http://apac.directeventreg.com/registration/event/4446718 to complete the online registration at least 15 minutes prior to the commencement of the conference call. You will receive a confirmation email containing the Direct Event Passcode, Registrant ID, list of dial in numbers and a brief description of how to join the call. Please call the dial in number associated with your location of the conference call and follow the relevant instructions to enter the Direct Event Passcode and Registrant ID, and then you will join the conference call.

Additionally, a live and archived webcast of the conference call will be available at Puyi’s investor relations website http://ir.puyiwm.com/news-events/events.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the first half of fiscal year 2022 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise indicated, all translations from RMB to US$ are made at a rate of RMB6.3726 to US$1.00, the effective central parity rate for December 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts:

Puyi Inc.

Jing He, GM of Financial Reporting Department

Email: ir@puyiwm.com

Tel: +86 20-28866499

Puyi Inc.

Unaudited Condensed Consolidated Statements of Financial Position

(in thousands)

	As of	As of
	June 30,	December 31,	December 31,
	2021	2021	2021
	RMB’000	RMB’000	USD’000
ASSETS:
Current assets:
Cash and cash equivalents	260,593	216,186	33,924
Restricted cash	72,189	98,776	15,500
Accounts receivable, net	55,154	56,271	8,830
Short-term investments	-	5,000	785
Other receivables	14,669	14,499	2,275
Amount due from related parties	721	1,912	300
Total current assets	403,326	392,644	61,614

Property and equipment, net	10,018	9,803	1,538
Intangible assets, net	1,599	1,505	236
Long-term prepayments	43	1	-	*
Deferred tax assets, net	21,588	25,573	4,013
Right-of-use assets	31,329	39,587	6,213
Total assets	467,903	469,113	73,614

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Accounts payable	12,299	12,148	1,906
Investors’ deposit	72,189	98,776	15,500
Other payables and accrued expenses	19,124	23,861	3,744
Lease liabilities, current	13,705	11,269	1,768
Income taxes payable	875	867	136
Other tax liabilities	12,100	12,600	1,978
Amount due to related parties	-	358	56
Total current liabilities	130,292	159,879	25,088
Lease liabilities, non-current	17,310	28,337	4,447
Total liabilities	147,602	188,216	29,535

Commitments and contingencies
EQUITY:
Ordinary shares	600	600	94
Additional paid-in capital	224,694	224,694	35,259
Statutory reserves	23,103	23,408	3,674
Retained earnings	72,714	33,165	5,204
Accumulated other comprehensive income	(810)	(970)	(152)
Total Puyi Inc.’s equity	320,301	280,897	44,079
Non-controlling interests	-	-	-
Total equity	320,301	280,897	44,079
Total liabilities and equity	467,903	469,113	73,614

*The	number is less than 1

Puyi Inc.

Unaudited Condensed Consolidated Statements of

Operations and Comprehensive Loss

(In thousands, except for percentages)

	Six months ended
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB’000	RMB’000	USD’000	Change (%)
Net Revenues:
Wealth management	73,188	94,232	14,787	28.8%
Asset management	10,338	3,704	581	(64.2%)
Other services	-	3,550	557	N/A
Total net revenues	83,526	101,486	15,925	21.5%
Operating costs and expenses:
Cost of sales	(22,106)	(22,064)	(3,462)	(0.2%)
Selling expenses	(52,333)	(77,085)	(12,096)	47.3%
General and administrative expenses	(38,509)	(50,764)	(7,966)	31.8%
Total operating costs and expenses	(112,948)	(149,913)	(23,524)	32.7%
Loss from operations	(29,422)	(48,427)	(7,599)	64.6%
Other income:
Interest income	6,225	4,088	641	(34.3%)
Investment income	1,899	-	-	N/A
Other, net	4,486	1,674	263	(62.7%)
Loss before income taxes	(16,812)	(42,665)	(6,695)	(153.8%)
Income tax benefit	3,438	3,421	537	(0.5%)
Net loss	(13,374)	(39,244)	(6,158)	193.4%
Less: net income attributable to non-controlling interests	304	-	-	N/A
Net loss attributable to Puyi Inc.’s shareholders	(13,678)	(39,244)	(6,158)	186.9%

Puyi Inc.

Unaudited Condensed Consolidated Statements of

Operations and Comprehensive Loss (Continued)

(In thousands, except for shares, income per share, income per ADS)

	Six months ended
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB’000	RMB’000	USD’000
Net loss per share:
Basic and diluted	(0.151)	(0.434)	(0.068)

Net loss per ADS:
Basic and diluted	(0.227)	(0.651)	(0.102)

Weighted average number of shares used in computation:
Basic and diluted	90,472,014	90,472,014	90,472,014

Net loss	(13,374)	(39,244)	(6,158)
Other comprehensive income (loss)	(1,141)	(160)	(25)
Total Comprehensive loss	(14,515)	(39,404)	(6,183)
Less: Comprehensive income (loss) attributable to the non-controlling interests	304	-	-
Comprehensive loss attributable to Puyi Inc.’s shareholders	(14,819)	(39,404)	(6,183)

Puyi Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB’000	RMB’000	USD’000
Net cash used in operating activities	(2,970)	(9,301)	(1,460)
Net cash provided by (used in) investing activities	56,459	(8,359)	(1,312)
Net cash provided by financing activities	-	-	-
Net increase (decrease) in cash and cash equivalents, and restricted cash	53,489	(17,660)	(2,772)
Cash, cash equivalents and restricted cash at beginning of period	288,894	332,782	52,221
Effect of exchange rate changes on cash and cash equivalents	(1,141)	(160)	(25)
Cash, cash equivalents and restricted cash at end of period	341,242	314,962	49,424